The First, a National Banking Association
                                                                  DeeDee Lowery, CPA
                                                                  Executive Vice President and Chief Financial Officer

                                                                  6480 US Highway 98 West
                                                                  P.O. Box 15549
                                                                  Hattiesburg, MS 39404-5549

                                                                  Phone: (601) 450-8888
                                                                  Direct Line: (601) 705-1141
                                                                  Fax: (601) 450-2517
                                                                  Email:  dlowery@thefirstbank.com

                                                                  www. TheFirstBank.com

April 3, 2009

United States Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      The First Bancshares, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2007
         Form 10-Q for the Quarterly Periods Ended
         March 31, 2008, June 30, 2008 and September 30, 2008
         File No. 000-22507

The First Bancshares, Inc. (the "Company"), hereby transmits for filing the Company's responses to comments of the Staff contained in the letter from Amit Pande to the undersigned dated March 25, 2009.

Form 10-Q for Quarterly Period Ended September 30, 2008

     1.  Corporate Bond Analysis Attached

         The Company is a holding company for a small bank, The First, ANBA with very limited staff.  In order to determine if we had any impairment of securities we retained specialist to test the securities included in the attached analysis.  Accordingly, much of the information included in the following response was provided by them.  The information presented at year end was reviewed by management of our Company and the appropriate committees and the methods used and the conclusions were found to be satisfactory.

     o   Management considered the length of time during which the market value of each security has been less than cost, as well as the extent to which the market value of each security has been less than cost, in relation to indicators of how long and to what extent the credit markets have been "distressed" during this current economic cycle.

         For example, as our pooled trust preferred securities are all short-duration instruments, we considered the following relevant inputs in our impairment analysis of these securities:

          1)  The credit markets have been disrupted since early 2007 as indicated by a tripling of two-year U.S.
              agency bond spreads since that time and a 100 basis point widening in the Libor/OIS spread versus the average spreads prevailing over the 2000-2007 baseline period.
          2)  Applying these liquidity and credit risk premium spread widening indicators to our securities, we evaluated whether the duration and extent of the declines in the market values of our securities were due to overall market factors or to credit-related security-specific issues.
          3)  As the length of time during which the market values of these securities have been less than cost fell within the window of time since the overall markets have been disrupted, and the overall market spread widening would translate into an approximate 400 basis-point discount margin or $70 market value due to overall market conditions, we concluded that the market value declines of our pooled trust preferred securities were not attributable to security-specific other-than-temporary impairments, as further supported by our EITF 99-20 testing.

     o   We chose the final maturity date as the time period in which each security will recover its value based on material uncertainties regarding the prospective length of time for "normalization" of the credit, housing, macroeconomic and commercial banking environments. We deemed it more likely than not that we would not have to sell these securities prior to recovery. The current par value of securities with long
         (20+ year maturities) is $5.8 million. This represents approximately 5.8% of the security portfolio and only 1.2% of total assets. The remaining 94.2% of the security portfolio is extremely liquid. Even under extreme stress, we do not forecast the potential liquification of the overall securities portfolio getting to a point that this small portion of the portfolio will be needed to cover liquidity needs.

     o   Securities that we considered within the scope of EITF 99-20 were all securities representing a purchased beneficial interest in securitized financial assets that had been downgraded at each balance-sheet date from a rating of "AA" or higher at the time of purchase to a rating below "AA"
         (others would be within the scope of FAS 115). Specifically the following CUSIPs were identified as being within the scope of 99-20: 74040TAD5, 83437DAH3, 89412MAG1, 55309YAD9, 89234CAF1, 89234NAB6,
         75902XAA6, 894126AB7.

     o   We used INTEX reports and internal discounted present value spreadsheets to generate estimated cash flows at each balance sheet date, given current defaults and deferrals and assuming zero cure/recovery rates for the defaults and deferrals. The following steps were performed:

          o  Calculate the remaining cash flows as of the measurement date based on original expectations at the purchase date (original cash flow assumptions were that the collateral would perform at a level sufficient for the security to meet 100% of principal and interest obligations).
          o  Calculate the remaining cash flows as of the measurement date based on current expectations at the balance sheet date.
          o  Both cash flow streams (i.e., those calculated based on purchase date assumptions and those calculated based on balance sheet date assumptions) were discounted at a rate equal to the current yield used to accrete the beneficial interest.
          o  If the present value of the current estimated cash flow exceeded the present value of the cash flows estimated at the purchase date (or the last date previously revised), then the impairment was considered to be temporary and an other-than-temporary impairment was not deemed to have occurrred, as we have the positive intent and ability to hold these investment securities to the earlier of maturity or forecasted recovery. If the present value of the current estimated cash flows was less than the present value of the original estimated cash flows, then we considered the impairment to be other-than-temporary.

     o   INTEX reports provide deal cash flow models, analytics and structuring software for CDO securities.
         INTEX was used to generate cash flow analyses assuming collateral performance assumptions provided by
         Management. The tests take overcollateralization, interest coverage, excess interest, cash holdings, agency holdings, interest diversion, et cetera, into consideration. The stress tests indicate that the pooled trust preferred securities we own will suffer no impairment of cash flows given current collateral performance, and still have significant cushions for additional collateral stress. We used
         INTEX reports and internal discounted present value spreadsheets to generate cash flow analysis given current defaults and deferrals, assuming zero cure/recovery rates for the defaults and deferrals.

     o   In order to determine credit quality of each trust preferred pool, the individual underlying issuers were identified and analyzed. In general, asset quality and issuer geographic dispersion were considered for each entity, as well as a third party assessment of the institutions' safety and soundness.

         After examining capital, assets, management, earnings, liquidity and sensitivity to systemic risk on an individual basis, geographic dispersion and at risk collateral were considered to form an overall risk assessment of the pool. This overall risk assessment was tied back into the Intex summary for each pool to get a clear picture of how much potential collateral was at risk and how that would directly affect the principal as well as the interest payments for each tranche. In all cases, the most conservative estimate was used, as all deferred securities were treated as if they were defaulted for the purposes of the analysis.  Further, the assumed recoverable percentage for defaulted collateral was set to zero percent (0%).

         Asset Quality

         Specific, targeted data were analyzed to assess each issuer's asset quality. Two key ratios were tracked:

          (1) Non-Performing Assets / Outstanding Loans

          (2) Non-Performing Assets / (Reserves + Common Equity)

         An issuer is considered on the watch list when either ratio (1) is greater than five percent (5%) or ratio (2) is greater than forty percent (40%). These ratios and their associated thresholds were chosen because they are the two key ratios that renowned bank analyst Richard Bove has identified as indicators of bank weakness and are generally used in the industry as early warning signs of banks in trouble.

         Geographic Dispersion

         Each trust preferred pool was originally structured to be geographically diverse; it was considered important to consider the current geographical weighting of the pool in performing risk analysis. Due to current economic conditions, it is clear that the largest contributor to most non-performing assets is the real estate portfolio. The geographic stratification seeks to identify the worst eight (8) states with regard to the number of mortgage defaults per one thousand (1000) households. Each pool was analyzed according to the percentage of each pool's collateral that is located in states that are sustaining heavy real estate defaults. This assessment is intended to be a less tangible credit metric, but an important one to consider regarding pool health.

         Estimated CAMELS

         The final indicator is the estimated CAMELS score. Wrapped up in the score are considerations for capital, assets, management, earnings, liquidity and sensitivity to systemic risk. This particular shadow rating was obtained from SNL through the use of Veribanc safety ratings.

         According to SNL: "Estimated CAMELS Score presents how Veribanc Safety Ratings theoretically line up with CAMELS ratings. The actual CAMELS ratings are confidential and are not released to the public by supervisory agencies. Each letter in CAMELS stands for a type of Asset quality, Management, Earnings,
         Liquidity and Sensitivity to market risk. The ratings are assigned on a scale from 1 to 5, where 1 is the best and 5 the worst. Banks with 1 or 2 present very few supervisory concerns, while banks with 3,
         4, or 5 present moderate to extreme degrees of supervisory concern."

         In summary, each issuer is analyzed at an individual level, with all individual data combined to present a "pool level" view of credit quality. This analysis, which relies heavily on recognized third party data and methods, is underpinned by conservative assumptions used to create a bottoms-up picture of the credit risk that exists in each pool.

     o   Internal fundamental company evaluation for corporate securities other than pooled trust preferred securities and whole-loan CMO's was accomplished with reference fundamental ratio and trend analysis including profitability. ROE decomposition, debt factors/distribution, liquidity and capital adequacy, asset-quality, and cash-flow analysis. Sources included company filings, analysts' write-ups, and press releases.

     o   As noted above, we considered whether the decrease in the market values of our pooled trust preferred securities related to an overall increase in credit-risk premia in the markets at these balance-sheet dates. As there were no security-specific credit losses (documented cash losses if held to maturity) at these balance-sheet dates, we considered that any portion of the decreases in market values attributable to credit-related issues were related to changes in overall market credit-risk premia. Similar analyses were performed for our corporate bonds and whole-loan collateralized mortgage obligations (supplemented by additional INTEX stress testing and performance analysis of the underlying loan collateral as to delinquencies, defaults, credit scores, LTV's, et cetera).

Management's Discussion and Analysis of Financial Condition and Results of Operations

2.  Prior to 2008 we had no significant restructured loans and therefore were not part of our management information tracking system.

In connection with responding to your comments, the company is acknowledging that:
     o   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
     o   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     o   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please let me know if you need anything else.

Sincerely,

/s/ DeeDee Lowery
------------------------------
DeeDee Lowery
EVP & CFO

                                                                                12/31/2008
                                                                   ===================================
                                                                                            % Market    Length of Time
                                                                                              Value       Market Value   Estimated
                                                                   Book         Market      Less than    Less than Cost   Recovery
Cusip       Description              Security Type                 Value        Value          Cost         (months)       Period
----------------------------------------------------------------------------------------------------------------------------------
Purchased prior to 12/31/07
74040TAD5  PRETSL 0 12/23/31         Corporate Trust Preferred     121,994      104,915      -14.00%***        15       12/23/2031
83437DAH3  SLOSO 2005-1A A3L         Corporate Trust Preferred     250,000      175,175      -29.93%***        18       10/15/2035
89412MAG1  TRAP 2003-3A C1           Corporate Trust Preferred   1,000,000      784,700      -21.53%***        6         7/20/2033
89412MAG1  TRAP 2003-3A C1           Corporate Trust Preferred     500,000      392,350      -21.53%***        6         7/20/2033
89412MAG1  TRAP 2003-3A C1           Corporate Trust Preferred     200,000      156,940      -21.53%***        6         7/20/2033
55309YAD9  MMCFND 0 05/01/32         Corporate Trust Preferred     119,964      100,902      -15.89%***        6          5/1/2032
89234CAF1  TPREF FUNDING I           Corporate Trust Preferred     170,420      135,470      -20.51%***        6        10/15/2032
89234NAB6  TPREF 2 B                 Corporate Trust Preferred     497,199      399,950      -19.56%***        6        11/15/2032
1729732B4  CMSI 2005-5                       CMO/REMIC             444,061      421,122       -5.17%***        21        8/25/2020
939336PC1  WAMU 2003-AR                      CMO/REMIC              26,881       22,055      -17.95%***        6         3/25/2033
33715WCU8  FIRST TENNESSEE BANK              Corporate             969,294      726,760      -25.02%           15        2/14/2011
----------------------------------------------------------------------------------------------------------------------------------
Purchased between 12/31/07 and 12/31/08
33715WCX2  FIRST TENNESSEE BANK               Corporate             992,307     945,240       -4.74%           9         5/18/2009
75902XAA6  REG DIVERSIFIED FUNDING    Corporate Trust Preferred     791,389     709,999      -10.28%***        6         2/15/2034
75902XAA6  REG DIVERSIFIED FUNDING    Corporate Trust Preferred     769,076     709,999       -7.68%***        6         2/15/2034
441812KJ2  HSBC FINANCE CORP                  Corporate             982,860     949,130       -3.43%           3        11/16/2009
894126AB7  TRAP 4A A1B                Corporate Trust Preferred     868,827     895,700        3.09%***        0         5/24/2034
898404AB4  TRUSTREET PROPERTIES INC           Corporate           1,058,364   1,091,330           3%           9          4/1/2015
908068AH2  UNION PLANTERS CORP                Corporate             987,424     937,170          -5%           9         12/1/2010
75943CAA3  RELAY RELAY                        Corporate             600,000     600,000           0%           0         6/30/2028
16161ABX5  JPMORGAN CHASE & CO                Corporate           1,024,805   1,007,810          -2%           6        11/15/2009

                                                                                                      Over-
                                                                                                    collater-     Interest
                                                                                                    ralization    Coverage    Fitch
                                                                                                       Ratio        Ratio    Credit
Basis for Expected Recovery Estimate                    Other Evidence Considered                  (TRUPS Only) (TRUPS Only) Rating
-----------------------------------------------------------------------------------------------------------------------------------

EITF 99-20-1 Cash Flow Impairment        Credit Ratings****; INTEX Stress Testing = PASS; Trustee     137.4%         N/A       A+
              Test = PASS                   Reports; Coverage Ratios (See Next Columns); Prospectus
EITF 99-20-1 Cash Flow Impairment        Credit Ratings****; INTEX Stress Testing = PASS; Trustee     111.2%       138.2%      A
              Test = PASS                   Reports; Coverage Ratios (See Next Columns); Prospectus
EITF 99-20-1 Cash Flow Impairment        Credit Ratings****; INTEX Stress Testing = PASS; Trustee     100.5%       150.8%      A
              Test = PASS                   Reports; Coverage Ratios (See Next Columns); Prospectus
EITF 99-20-1 Cash Flow Impairment        Credit Ratings****; INTEX Stress Testing = PASS; Trustee     100.5%       150.8%      A
              Test = PASS                   Reports; Coverage Ratios (See Next Columns); Prospectus
EITF 99-20-1 Cash Flow Impairment        Credit Ratings****; INTEX Stress Testing = PASS; Trustee     100.5%       150.8%      A
              Test = PASS                   Reports; Coverage Ratios (See Next Columns); Prospectus
EITF 99-20-1 Cash Flow Impairment        Credit Ratings****; INTEX Stress Testing = PASS; Trustee     126.2%       220.9%      A
              Test = PASS                   Reports; Coverage Ratios (See Next Columns); Prospectus
EITF 99-20-1 Cash Flow Impairment        Credit Ratings****; INTEX Stress Testing = PASS; Trustee     108.3%       223.3%      A-
              Test = PASS                   Reports; Coverage Ratios (See Next Columns); Prospectus
EITF 99-20-1 Cash Flow Impairment        Credit Ratings****; INTEX Stress Testing = PASS; Trustee     104.8%       181.7%      A-
              Test = PASS                   Reports; Coverage Ratios (See Next Columns); Prospectus
Cash Flow Analysis with Spread           Credit Ratings, Current/Historical Collateral Performance;      NM           NM      AAA
              Tightening                               Collateral Composition, Prospectus
Cash Flow Analysis with Spread           Credit Ratings, Current/Historical Collateral Performance;      NM           NM      AAA
              Tightening                               Collateral Composition, Prospectus
Internal Fundamental Company Analysis,   Credit Ratings; Prospectus; Company Filings                     NM           NM       A3*
    Industry Analysts Reports
Internal Fundamental Company Analysis,   Credit Ratings; Prospectus; Company Filings                     NM           NM       A3*
    Industry Analysts Reports
EITF 99-20-1 Cash Flow Impairment        Credit Ratings****; INTEX Stress Testing = PASS; Trustee     159.1%       307.1%     AAA
              Test = PASS                Reports; Coverage Ratios (See Next Columns); Prospectus
EITF 99-20-1 Cash Flow Impairment        Credit Ratings****; INTEX Stress Testing = PASS; Trustee     159.1%       307.1%     AAA
              Test = PASS                Reports; Coverage Ratios (See Next Columns); Prospectus
Internal Fundamental Company Analysis,   Credit Ratings; Prospectus; Company Filings                     NM           NM      AAA
    Industry Analysts Reports
EITF 99-20-1 Cash Flow Impairment        Credit Ratings****; INTEX Stress Testing = PASS; Trustee     138.3%       224.6%     AAA
              Test = PASS                Reports; Coverage Ratios (See Next Columns); Prospectus
Internal Fundamental Company Analysis,   Credit Ratings; Prospectus; Company Filings                     NM           NM      Aaa*
    Industry Analysts Reports
Internal Fundamental Company Analysis,   Credit Ratings; Prospectus; Company Filings                     NM           NM       A+
    Industry Analysts Reports
Internal Fundamental Company Analysis,   Credit Ratings; Prospectus; Company Filings                     NM           NM      AAA**
    Industry Analysts Reports
Internal Fundamental Company Analysis,   Credit Ratings; Prospectus; Company Filings                     NM           NM       A+
    Industry Analysts Reports

__________________________________

*Fitch Rating not available, Moody's Rating used instead
**Fitch Rating not available, S&P Rating used instead
***Illiquid market, forced sales
****Management places greater emphasis on Fitch ratings versus Moody's ratings.  Management deems Moody's rating methodology arbitrary and internally inconsistent.  According to Moody's November 2008 revised rating methodology, no issuer underlying a pooled trust preferred security may be rated higher than Baa2 even if, for example, the same issuer has stand-alone credit ratings from Moody's that are higher than (in some cases, significantly higher than) Baa2.